                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO/A
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)

                              RAMP NETWORKS, INC.
                           (Name of Subject Company)

                          BLACKBIRD ACQUISITION, INC.
                               NOKIA CORPORATION
                      (Names of Filing Persons (Offerors))

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                  751567-10-8
                     (CUSIP Number of Class of Securities)

                                  Ursula Ranin
                               Nokia Corporation
                                Keilalahdentie 4
                                  P.O. Box 226
                             FIN-00045 Nokia Group
                                    Finland
                                011-358-9-180-71
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                                   Copies to:
                            Michael J. Coleman, Esq.
                              Shearman & Sterling
                         1550 El Camino Real, Suite 100
                       Menlo Park, California 94025-4100
                                 (415) 330-2200

                           CALCULATION OF FILING FEE

  Transaction Valuation*                                 Amount of Filing Fee**
--------------------------------------------------------------------------------
    $132,278,993.40                                           $26,455.80
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $5.80, the per share tender offer price, by 22,806,723, the sum of the 21,760,920 currently outstanding shares of Common Stock sought in the Offer and the 1,045,803 shares of Common Stock subject to options that were vested as of January 16, 2001.

**   Calculated as  1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $26,455.80   Filing Party: Blackbird Acquisition, Inc.,
                                                    and Nokia Corporation
Form or Registration No: Schedule TO  Date Filed:   December 15, 2000

~ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
~    issuer tender offer subject to Rule 13e-4.
~    going-private transaction subject to Rule 13e-3.
~    amendment to Schedule 13D under Rule 13d-2.3

Check the following box if the filing is a final amendment reporting the results of the tender offer: ~
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     This Amendment No. 4 (the "Final Amendment") amends and supplements the
                                ---------------
Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed
                                                        -----------
with the Securities and Exchange Commission (the "Commission") on December 15,
                                                  ----------
2000 by Blackbird Acquisition, Inc., a Delaware corporation ("Purchaser"), a
                                                              ---------
direct wholly owned subsidiary of Nokia Corporation, a company organized under the laws of the Republic of Finland ("Parent"). The Schedule TO relates to the
                                      ------
offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Ramp Networks, Inc., a Delaware corporation
                       ------
(the "Company"), at a purchase price of $5.80 per Share, net to the seller in
      -------
cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal
               -----------------
(which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Pursuant to General
                                                 -----
Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by Purchaser in the Offer. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.  Interest in Securities of the Subject Company.

     Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

          At 5:00 p.m., New York City time, on Friday, January 19, 2001, the Offer expired. Based on a preliminary count, approximately 20,280,739 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 617,119 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 92.6% of the outstanding Shares. Effective as of 5:01 p.m. on January 19, 2001, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Parent intends to effect the Merger of Purchaser with and into the Company as soon practicable. Upon the acceptance for payment of all validly tendered Shares (including Shares tendered pursuant to notices of guaranteed delivery), Parent and Purchaser will own a sufficient number of Shares to effect the Merger under Delaware General Corporation Law without a vote or meeting of the Company's stockholders. Pursuant to the Merger, Shares that were not tendered into the Offer (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Merger, which Shares will be canceled without any conversion thereof and no payments or distributions will be made with respect thereto) will be canceled and converted into the right to receive $5.80 per Share in cash (subject to applicable withholding taxes), without interest, subject to the rights of holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the Delaware General Corporation Law. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(11).

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2001

                         BLACKBIRD ACQUISITION, INC.

                         /s/   Mika Vehvilainen
                         ----------------------
                         Name:  Mika Vehvilainen
                         Title: President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2001

                         NOKIA CORPORATION

                         /s/   Mika Vehvilainen
                         ----------------------
                         Name:  Mika Vehvilainen
                         Title: Attorney-in-fact

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                                EXHIBIT INDEX

Exhibit
   No.        Description
 -------      -----------

(a)(1)    Offer to Purchase dated December 15, 2000. *
(a)(2)    Form of Letter of Transmittal. *
(a)(3)    Form of Notice of Guaranteed Delivery. *
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients. *
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(7) Summary Advertisement as published in The Wall Street Journal on December 15, 2000. *
(a)(8) Press Release issued by Parent on December 7, 2000 (incorporated by reference to Exhibit 99.1 on the Schedule on TO-C filed by Purchaser on December 7, 2000).
(a)(9)    Press Release issued by Parent on December 21, 2000.**
(a)(10)   Press Release issued by Parent on January 17, 2001. ***
(a)(11)   Press Release issued by Parent on January 22, 2001.
(d)(1) Agreement and Plan of Merger dated as of December 6, 2000, among Parent, Purchaser and the Company. *
(d)(3) Stockholders' Agreement dated as of December 6, 2000, among Parent, Purchaser and each of Mahesh Veerina, Venrock Associates, Venrock Associates II, L.P., Sridhar Bathina, Interwest Investors V, Interwest Partners V, L.P., Anthony Sun, Philip Gianos, L. William Krause, Kothandapani Ranganathan, Perry Grace, Richard Bridges, and Raghu Bathina.*
(d)(4) Confidentiality Agreement dated October 16, 2000 between Nokia Internet Communications, Inc. and the Company. *
(g)       None.
(h)       None.

  * Incorporated by reference to the Schedule TO filed by Blackbird Acquisition, Inc. on December 15, 2000.

  ** Incorporated by reference to the Schedule TO/A filed by Blackbird Acquisition, Inc. on December 21, 2000.

  *** Incorporated by reference to the Schedule TO/A filed by Blackbird
      Acquisition, Inc. on January 17, 2001.

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